

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04020854

March 16, 2004

Jeffrey B. King
Corporate Counsel
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

Act: _____ 1934
Section:_____
Rule:_____ 14A-8
Public
Availability:_____ 3/16/2004

Re: Apache Corporation
Incoming letters dated February 9, 2004 and March 4, 2004

Dear Mr. King:

This is in response to your letters dated February 9, 2004 and March 4, 2004 concerning the shareholder proposal submitted to Apache by Boston Common Asset Management, the Ethical Funds, Walden Asset Management, the General Board of Pension and Health Benefits of The United Methodist Church, Domini Social Investments and Trillium Asset Management Corporation. We also have received a letter on the proponents' behalf dated March 8, 2004. On February 6, 2004, we issued our response expressing our informal view that Apache could not exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

6769



March 4, 2004

No-Action Request
1934 Act/Rule 14a-8

Via Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W. 20549
Attn: Anne Nguyen
    Attorney-Adviser

> Re: Request for Reconsideration of Staff Response dated February 6, 2004 Relating to
> Shareholder Proposal to Apache Corporation

Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company"), I am respectfully requesting that the Staff reconsider its February 6, 2004, response to the Company that the Company may not exclude the shareholder proposal submitted by Boston Common Asset Management, LLC, and certain other shareholders. For the convenience of the Staff, I have attached hereto as Exhibit A the Staff's February 6, 2004, response, which also includes my original no-action request dated December 29, 2003, a letter from the proponents' counsel, Paul M. Neuhauser, dated January 31, 2004, my rebuttal to Mr. Neuhauser dated February 9, 2004, and the proposal. I am requesting reconsideration primarily because of comments in a press release issued by the proponents subsequent to the Staff's response. As indicated below, I believe that the comments in that press release support the arguments I articulated in my original no-action request and contradict statements by proponents' counsel in his January 31, 2004, letter.

The proposal requests that a committee of independent directors assess and report on the Company's response to regulatory, competitive and public pressure to significantly reduce greenhouse gas emissions. In my original no-action request, I expressed the Company's view that the proposal could be omitted from the Company's proxy materials under Rule 14a-8(i)(7) as a matter of ordinary business operations. In particular, I stated the Company's belief that the proposal focused on the financial risks to the Company related to potential greenhouse gas emissions. I cited *Xcel Energy Inc.* (available April 1, 2003), among others, for the proposition that the Staff has consistently permitted the exclusion of proposals dealing with the establishment of performance standards and policies that relate to the economic performance of

the registrant as opposed to broader proposals implicating social policy. It seemed clear to us then, and even more so now, that the focus of the proposal, when considered in the context of its supporting statement, is a request for just such an economic performance analysis.

As is evident from the proponents' very own press release issued on February 26, 2004 (a copy of which is attached hereto as Exhibit B), the intended targets of the proposal understood the real meaning of the proposal and are focusing on the economic ramifications to the Company. In that press release, the Comptroller, State of New York and Sole Trustee of New York State Common Retirement Fund, is quoted as saying:

> As sole trustee of the nation's second largest public pension fund, it is my fiduciary responsibility to consider all long-term investment risks, including those associated with the proliferation of greenhouse gases. The fact is that sound environmental policy translates directly into sustainable long-term profits. This is the first climate change related resolution we have filed, and I believe its going to become a major issue for institutional investors.

The Comptroller of the City of New York similarly stated:

> These oil and gas companies have not taken the issue of global warming seriously and have not planned alternative strategies. We have a fiduciary responsibility to ensure that long-term investors will not be harmed by these shortsighted business decisions. Institutional investors like ourselves have historically led the charge in raising social and environmental issues that affect the bottom line, and we are doing it again.

Finally, the Treasurer, State of Maine, said:

> Once companies and their investors are made aware of a risk or a trend that requires clear business strategy, it is a breach of our fiduciary responsibility to ignore it. The U.S. oil industry's inattention to this issue borders on corporate scandal. I am proud to be one of the questioners from the investment world.

The references to "long-term investment risks," "sustainable long-term profits," "fiduciary responsibility," "bottom line," and "risk or a trend that requires clear business strategy" all clearly demonstrate that each of these representatives of large shareholder groups focused on the economic impact to the Company and the resulting impact to investors. This is precisely what I argued in my original no-action letter - that the intent of this proposal is to prompt the Company and its shareholders to weigh the economic benefits against the economic risks of the Company's emissions policies. These statements also directly contradict Mr. Neuhauser's assertions in his January 31, 2004, letter that the proposal was not directed at forcing the Company to conduct a risk assessment comparing future speculative costs against the costs of immediate action. Mr. Neuhauser's letter states in part:

J:\Exclusive\King-Maciel\2004\letters\No Action Request.recon.030404.doc

The *Xcel Energy* letter, cited by the Company, is inapposite. The proposal involved in that letter explicitly requested the registrant to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal.

Mr. Neuhauser's representation set forth above is directly contradicted by the quotations (above) from the proponents' February 26, 2004, press release.

For these reasons, I respectfully request that the Staff reconsider its decision and confirm that it will not recommend enforcement action to the Securities and Exchange Commission if, in reliance on the Company's interpretation of Rule 14a-8 discussed above and in my original no-action request, the Company excludes the proposal from its proxy materials.

Pursuant to Rule 14a-8(j), six copies of this letter and the exhibits are enclosed and separate copies are being forwarded to the proponents and their counsel.

Very truly yours,

Jeffrey B. King
Corporate Counsel

cc: Boston Common Asset Management
Paul M. Neuhauser, Esq.

EXHIBIT A



February 6, 2004

Jeffrey B. King
Corporate Counsel
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

Re: Apache Corporation
        Incoming letter dated December 29, 2003

Dear Mr. King:

        This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Apache by Boston Common Asset Management, the Ethical Funds, Walden Asset Management, the General Board of Pension and Health Benefits of The United Methodist Church, Domini Social Investments and Trillium Asset Management Corporation. We also have received a letter on the proponents' behalf dated January 31, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

        In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

                                        Sincerely,

                                        Martin P. Dunn

                                        Martin P. Dunn
                                        Deputy Director

Enclosures

cc: Paul Neuhauser
        1253 North Basin Lane
        Siesta Key
        Sarasota, FL 34242

February 6, 2004

Re: Apache Corporation
        Incoming letter dated December 29, 2003

The proposal requests that a committee of independent directors of the board assess and report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions.

We are unable to concur in your view that Apache may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Apache may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Anne Nguyen
Attorney-Advisor



December 29, 2003

Via Courier

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal to Apache Corporation**

Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), regarding the Company's intention to omit a proposal (the "Proposal") submitted by certain shareholders of the Company for inclusion in the proxy statement and form of proxy to be circulated by the Company in connection with its annual meeting of shareholders proposed to be held on May 6, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 2004. The Proposal has been co-sponsored by Boston Common Asset Management, LLC, Ethical Funds Inc., Walden Asset Management, General Board of Pension and Health Benefits of The United Methodist Church, Domini Social Investments LLC, Ethical Funds Inc., The Needmor Foundation, and Trillium Asset Management Corporation (the "Proponents"). The co-sponsors, in the aggregate, hold approximately 0.08% of the outstanding shares of the Company.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the Company's interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of the following documents:

> 1) This letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

> 2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to me in the enclosed, self-addressed, stamped envelope.

Background

The Proposal requests that the Company include in its 2004 proxy statement and form of proxy a resolution for a vote by the holders of the Company's common stock as follows:

> **RESOLVED:** The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

For the reasons set forth below, the Company believes that the Proposal deals with the ordinary business operations of the Company and, as such, may be omitted from its proxy materials.

Discussion

Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of an issuer may be omitted from the company's proxy materials. In its Release No. 34-40018, adopting revisions to Rule 14a-8, the Commission summarized the policy underlying the ordinary business operations exception as: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail,

or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal falls within the purview of ordinary business operations. In accordance with this rule, the Staff has consistently permitted the exclusion of proposals dealing with the establishment of performance standards and policies that relate solely to the economic performance of the registrant as opposed to broader proposals implicating social policy. *General Motors Corp.* (available March 31, 1988) (proposal to redeploy assets in more profitable endeavors); *Florida Power and Light Company* (available January 18, 1983) (proposal to reduce capital expenditures); and *Xcel Energy Inc.* (available April 1, 2003) (proposal for a board report on risks related to company's past emissions and possible benefits from reducing current emissions). The focus of the Proposal is the financial risks the Company may face from issues arising out of the belief that human activities releasing greenhouse gases may be causing global climate change. The Proponents' entire focus is on quintessential matters of daily decision making by a company such as financial risks faced by the Company from a possibly changing regulatory environment; the adequacy of disclosure regarding these risks; possible impairments on the Company's ability to obtain directors' and officers' liability insurance; and perceived impairments on the Company's ability to attract and retain quality employees. The Proponents do not request that the Company adhere to any principles or policies, but rather that a special report be prepared on what are in essence some of the day-to-day activities and decisions of the Company. The Proposal is very similar to that which was excluded in *Xcel Energy Inc.* and should be excluded for the same reasons.

The second consideration underlying the ordinary business exclusion relates to the degree to which a proposal would lead to micro-management of an issuer's business. Because the Proposal seeks to impose significant costs and a specific timeframe for analyzing complex regulatory and competitive matters, the Proponents seek to manage the Company to an impermissible degree. The Company is one of the largest independent producers of oil and gas in the world. It has operations onshore and offshore in several states, Canada, Egypt, Australia, the United Kingdom, Argentina, Poland, and the People's Republic of China. An analysis of the potential risks suggested by the Proponents is a task of tremendous scope that necessarily involves large amounts of detail. Despite the Proponents disclaimer that the report should be made "at reasonable cost," there is no way to cover the subjects requested by the Proponents without incurring costs that will exceed any potential benefit to the Company's shareholders. Second, by requiring the Company to complete its analysis so that it can report to shareholders by September 1, 2004, the Proposal impermissibly seeks to impose a specific timeframe.

Finally, the Proponents make no attempt to portray the Proposal as involving broad social and environmental policies. While the Proponents make reference to hypothetical catastrophes that may ensue from global climate change, the Proposal's sole focus is on the Company's ordinary business - - establishment of appropriate risk management policies regarding regulatory changes, competition, and customer demands - - in language that the Proponents hope will make the Proposal appear to involve a "sufficiently significant social policy issue." The Proposal does not

identify a single social policy issue that the Company is requested to review or address nor does it make clear what social issues the report would remedy. The Proponents should not be permitted to circumvent Rule 14a-8(i)(7) by coupling ordinary business matters with significant policy issues. *See, e.g., Wal-Mart Stores, Inc.,* (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); *Chrysler Corp.* (available Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was susceptible to a variety of interpretations, some of which could involve ordinary business matters). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of the Company.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2004 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponents.

Very truly yours,

Jeffrey B. King
Corporate Counsel

J:\Exclusive\King-Maciel\2003\Letters\No Action Request.122903.doc

Exhibit A



BOSTON COMMON
ASSET MANAGEMENT, LLC

November 20, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Via regular mail and fax (713) 296-6481

Dear Ms. Peper:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Our clients hold a total of 7,210 shares of Apache Corporation common stock.

In October, Boston Common Asset Management, Trillium Asset Management, Domini Social Investments, Ethical Funds, Walden Asset Management, and the General Board of Pensions and Health Benefits of the United Methodist Church wrote to Apache's investor relations department to request a dialogue on Apache's policies on the critical issue of global climate change. In that letter, we indicated the possibility that we might file a shareholder proposal, and outlined the factors involved in our decision making. As there has been no response from Apache, I am writing today to notify you of our intention to file the enclosed shareholder resolution.

We are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the investment advisor to The Fund for The Center for Community Change, the beneficial owner, as defined in Rule 13d-3 of the Act, of 330 shares of Apache common stock. The Fund for The Center for Community Change has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided shortly. We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-557 or (802) 223-4627, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com, if you have any questions.

Sincerely,

Steven Heim,
Director of Social Research

cc: G. Steven Farris, President, Chief Executive Officer, and Chief Operating Officer
    Robert J. Dye, Vice President, Investor Relations
    Ryan Young, The Fund for the Center for Community Change
    David Hills, A.G. Edwards & Sons

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.



Mutual Fund Manager:
Ethical Funds Inc.

Mutual Fund Dealer:
Credential Asset
Management Inc.

November 24, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Dear Ms. Peper:

Ethical Funds Inc. is the beneficial owner of 25,860 shares of Apache Corporation.
Verification of ownership is enclosed.

Ethical Funds is co-filing the enclosed resolution sponsored by Boston Common
Asset Management, LLC (Boston Common) for inclusion in the proxy statement in
accordance with Rule 14a-8 of the General Rules and Regulations of the Securities
and Exchange Act of 1934.

We would appreciate your indicating in the proxy statement that Ethical Funds Inc. is
a co-sponsor of this resolution. A representative of the filers will attend the
stockholders' meeting to move the resolution as required by SEC guidelines. We will
continue to hold shares in the company through the stockholders' meeting.

Please contact me at (604) 714-3833 if you have any questions about our participation
as a co-sponsor of this resolution.

With Best Regards,

ETHICAL FUNDS INC.

Robert Walker
Vice President, SRI Policy & Research

Phone: 604-714-3833
Fax: 604-714-3861

E-mail: rwalker@credential.com

Attachments (2)

cc: Steven Heim, Director of Social Research, Boston Common Asset Management,
    LLC, 84 State Street, Suite 1000, Boston MA, 02109 (802) 223-4627



ethical funds
Do the right thing.

Member of Credential Group

Mutual Fund Manager:

Ethical Funds Inc.

Mutual Fund Dealer:

Credential Asset

Management Inc.

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to



Mutual Fund Manager:
Ethical Funds Inc.

Mutual Fund Dealer:
Credential Asset
Management Inc.

shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.



Walden Asset Management
Investing for social change since 1975

November 24, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Via regular mail and fax (713) 296-6481

Dear Ms. Peper:

Walden Asset Management holds at least 9,500 shares of Apache Corporation stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with more than $1.2 billion in assets under management.

In October, Boston Common Asset Management, Trillium Asset Management, Domini Social Investments, Ethical Funds, Walden Asset Management, and the General Board of Pensions and Health Benefits of the United Methodist Church wrote to Apache's investor relations department to request a dialogue on Apache's policies on the critical issue of global climate change. In that letter, we indicated the possibility that we might file a shareholder proposal, and outlined the factors involved in our decision making. As there has been no response from Apache, I am writing today to notify you of our intention to file the enclosed shareholder resolution.

We are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of shares. We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Boston Common Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Steven Heim at Boston Common Asset Management.

Sincerely,

Meredith Benton
Social Research & Advocacy

Timothy Smith
Director of Socially Responsive Investing

cc: G. Steven Farris, President, Chief Executive Officer, and Chief Operating Officer
    Robert J. Dye, Vice President, Investor Relations
    Ryan Young, The Fund for the Center for Community Change
    David Hills, A.G. Edwards & Sons

A Division of Boston Trust & Investment Management Company
40 Court Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

November 19, 2003

G. Steven Farris, CEO
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400



1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

Dear Mr. Farris:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $11 billion for over 67,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 54,882 shares of common stock in Apache Corporation

The General Board continues to be critically concerned about climate change and the carbon emissions generated by companies in all industries. We commend our company for its commitment to publicly provide greenhouse gas emissions data for its operations in Canada and Australia but believe that management needs to expand this commitment to include providing data for operations in the United States and other global locations. As an institutional shareholder focused on the long-term prospects of the company, we request to learn, among other information:

- our company's stance on climate change;
- how our company is responding to the multiple risks to oil and gas companies presented by climate change;
- how our company is responding to the economic opportunities that are emerging in this area.

Further, we request that management give serious consideration to incorporating the risks of climate change in planning for future developments as other industry leaders have done. Please know that we co-file this resolution with the hopes of initiating substantive dialogue regarding our company's climate change policies and reporting.

Therefore, I am hereby authorized to notify you of our intention to co-file with Boston Commons, this resolution for consideration and action by the stockholders at the 2004 Annual Meeting. We also request that the resolution and our support of it be included in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Apache Corporation shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2004 shareholder proposal. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of Apache stock through the date of the Annual Meeting.

Representatives of the General Board welcome the opportunity to dialogue with management on this matter.

Sincerely,

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.



SOCIAL INVESTMENTS LLC

The Way You Invest Matters^{SM}

November 20, 2003



Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Dear Ms. Peper:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 43,000 shares of common stock in Apache.

As you are aware, Boston Common Asset Management, as investment advisor to The Fund for The Center for Community Change, recently submitted the attached shareholder resolution asking Apache to prepare a report explaining how the company is responding to rising pressures to reduce greenhouse gas emissions. We strongly believe that this resolution is in our company's long-term best interests, and contributes to shareholder value. We have therefore decided to co-sponsor the resolution.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. A letter verifying our ownership of Apache shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

While Boston Common Asset Management is considered the primary contact for this resolution, we would appreciate being copied on any correspondence regarding the resolution.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Encl.

536 Broadway, 7ᵗʰ Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Daniel Stranahan
Chairman, Finance Committee
The Needmor Foundation
1270 North Wolcott Street
Chicago, IL 60622

November 24, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Via regular mail and fax (713) 296-6481

Dear Ms. Peper:

The Needmor Foundation holds 500 shares of Apache Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Apache shares.

We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Meredith Benton at Walden. We look forward to your response.

Sincerely,

Daniel Stranahan
Chairman, Finance Committee
The Needmor Fund

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655   fax 617-482-6179   toll-free 800-548-5684

20 Years of
Investing for
a Better World

November 20, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Via regular mail and fax (713) 296-6481

Dear Ms. Peper:

TRILLIUM ASSET MANAGEMENT is an investment firm based in Boston specializing in socially
responsible asset management.

In October, we co-signed a letter with Boston Common Asset Management, Domini
Social Investments, Ethical Funds, Walden Asset Management, and the General Board
of Pensions and Health Benefits of the United Methodist Church addressed to Apache
Corporation's investor relations department, requesting a dialogue on Apache's policies
on the critical issue of global climate change. In that letter, we indicated the possibility
that we might file a shareholder proposal, and outlined the factors involved in our
decision making. As there has been no response from Apache, I am writing today to
notify you of our intention to file the enclosed shareholder resolution.

In support of this work, I am hereby authorized to notify you of our intention to file the
enclosed shareholder resolution with Apache Corporation. TRILLIUM ASSET MANAGEMENT
CORP. submits this resolution for inclusion in the proxy statement, in accordance with Rule
14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.
TRILLIUM ASSET MANAGEMENT is investment advisor to Nancy G. Schaub , who is the
beneficial owner of 200 shares of Apache Corporation common stock acquired more
than one year ago. Attached is a letter from Ms. Schaub authorizing TRILLIUM ASSET
MANAGEMENT to represent her in this matter. Verification of ownership will be forwarded
shortly.

Steven Heim of Boston Common Asset Management will serve as our primary contact for
this resolution, but we do request that you copy us on any documentation related to it.
Thank you for your attention.

Sincerely,

Shelley Alpern
Assistant Vice President

cc: G. Steven Farris, President, Chief Executive Officer, and Chief Operating Officer
    Robert J. Dye, Vice President, Investor Relations

Boston

Durham

San Francisco

Boise   www.trilliuminvest.com

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164   Email: pmneuhauser@aol.com

January 31, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
        Office of the Chief Counsel
        Division of Corporation Finance

Re: Shareholder Proposal Submitted to Apache Corporation

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the
United Methodist Church, Trillium Asset Management (on behalf of one of their clients),
Boston Common Asset Management (on behalf of one of their clients), Walden Asset
Management, Domini Social Investments, The Needmor Foundation and Ethical Funds,
Inc. (who are collectively referred to hereinafter as the "Proponents"), who are beneficial
owners of 134,272 shares of common stock of Apache Corporation (hereinafter referred
to either as "Apache" or the "Company"), and who have submitted a shareholder
proposal to Apache, to respond to the letter dated December 29, 2003, sent to the
Securities & Exchange Commission by the Company, in which Apache contends that the
Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy
statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid
letter sent by the Company, and based upon the foregoing, as well as upon a review of
Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included

in Apache's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to report on "how the company is responding to rising regulatory, competitive and public pressure to significantly reduce GHG [Greenhouse gas] emissions".

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *Weyerhaeuser Company* (January 16, 2003); *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (the "IRRC Report", a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

The *Xcel Energy* letter, cited by the Company, is inapposite. The proposal involved in that letter explicitly requested the registrant to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests the Company (which is an oil and gas producer, like Occidental) to report on its response to pressures to reduce its own emissions and the emissions caused by the use of its products. The fact that the whereas clauses mention that there are regulatory, litigation and reputational risks from doing nothing is without probative value with

2

respect to the application of Rule 14a-8(i)(7). First of all, these statements are not a part of the action being requested but merely constitute arguments that might appeal to some shareholders. They are therefore irrelevant in considering whether the Proponents' shareholder proposal deals with ordinary business matters. That question must be determined by looking within the four corners of the proposal itself. (We recognize that the Staff does import into the Resolve Clause the contents of a whereas clause/supporting statement when such clause/statement describes the proposed content of a requested report; that may be quite logical since it is treating an elaboration of a request as if it were part of the request itself, but is irrelevant in the instant case where the material cited by the Company pertains not to the scope of the report but rather constitutes an argument in favor of the proposal.) Furthermore, it is hard to imagine any proposal involving significant policy issues that does not involve one or more regulatory, litigation or reputational risks. Were the Staff to agree with Apache's argument, it would effectively be repealing (in violation of the Administrative Procedure Act) the Commission's determination of what the Rule is intended to mean, which determination itself constitutes a part of the Rule. See *ACTWU v. Walmart*, 821 F.Supp. 877 (S.D.N.Y. 1993). Finally, *it should be noted that, contrary to the assertions by Apache, the proposal is not focused on financial risks. It asks simply for the Company to report on how it is responding to an important social policy issue, namely pressures to reduce its greenhouse gas emissions*

The company's claim that the Proponents' shareholder proposal is an attempt to micro-manage the Company is equally without merit. The proposal requests a report on how the Company is responding to pressures arising from concerns about greenhouse gases. It neither suggests how the Company should respond nor dictates the contents of that report. Consequently, there are no grounds for a rational argument that the Proponents are attempting to micro-manage the Company.

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at

the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jeffrey B. King, Esq.
Vidette Bullock Mixon
Shelly Alpern
Steve Heim
Adam Kanzer
Tim Smith
Robert Walker
Daniel Stranaham
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



February 9, 2004

<u>Via Courier</u>

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
        Attn: Grace Lee, Esq.
                Office of Chief Counsel
                Division of Corporation Finance

        Re: Shareholder Proposal to Apache Corporation

Dear Ms. Lee:

On behalf of Apache Corporation, I am submitting this letter to briefly respond to some of the issues raised by the January 31, 2004 letter of Paul M. Neuhauser, Esq. in response to our recent no action request. In particular, Apache disputes (1) Mr. Neuhauser's incorrect characterization of the Staff's position on global warming and (2) the applicability of the precedents cited by Mr. Neuhauser.

Mr. Neuhauser claims "the Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them." This statement is clearly false, as the Staff has permitted companies to exclude such proposals on the grounds that they relate to a company's ordinary business. *See, e.g., Xcel Energy Inc.* (available April 1, 2003), *Potlatch Corporation* (available February 13, 2001), *American International Group, Inc.* (available March 17, 1998), and *Chubb Corporation* (available February 10, 1998).

As for the precedents cited by Mr. Neuhauser, each is distinguishable from the proposal submitted by his clients to Apache, and none as closely approximate the present circumstances as the proposal in *Xcel Energy Inc.* In *Occidental Petroleum Corporation* (available March 7, 2002) and *American Standard Companies Inc.* (available March 18, 2002), the proposals at issue called for a report on the level of the companies' own greenhouse gas emissions and a company evaluation of whether industry wide changes were needed to reduce greenhouse gas emissions. In *Exxon Corporation* (available January 30, 1990), the proposal sought a company-wide plan to reduce carbon dioxide omissions from its operations. In *Citigroup Inc.* (available February 27, 2003), the proposal requested a report reflecting "an economic and environmental commitment

to confronting climate change." Regarding *Weyerhaeuser Company* (available January 16, 2003), Weyerhaeuser's request for no action did not even relate to global warming concerns. Weyerhaeuser had received a multi-faceted proposal, only a portion of which it sought to exclude as affecting its ordinary business. The relevant portion of the *Weyerhaeuser* proposal requested a report on the feasibility of the company's timber operations meeting the standards of the Forest Stewardship Council. As described in *Weyerhaeuser*, this private certification standard did not deal with global warming or greenhouse emission concerns, therefore *Weyerhaeuser* is not directly relevant to a discussion of the Staff's position on global warming related proposals.

In each of the cited letters actually dealing with global warming matters, the proposal requested a response from the company that involved far reaching strategic matters such as recommending industry wide changes in manufacturing and conduct or a new company-wide commitment to actively reducing greenhouse gas emissions. These can be plausibly argued to be beyond ordinary business, since they seek a significant change in practices in direct response to the concerns raised by global warming fears. In the proposal submitted to Apache, the proponents do not seek a strategic response to a significant social concern, but rather a somewhat vaguely described report on Apache's handling of possible regulatory, competitive, and public pressures that may arise from attempts to reduce greenhouse gas emissions. As stated in Apache's initial letter, these are clearly ordinary business concerns, as dealing with regulation of its business, the effects of competition, and responding to the concerns of customers and the public are a daily activity of any company. Many factors, which do not arise from global warming concerns, can affect the regulatory, competitive, and public pressures on Apache's business, and many of them, such as concerns related to rising oil and gas prices, are much more likely to have a significant impact on the company's business. Predicting and responding to matters that may affect the company in these areas is clearly part of Apache management's ordinary business conduct, and the company should not be forced to overemphasize a particular factor based on the concerns of shareholders who may lack management's expertise in oil and gas operations.

A copy of this letter will be provided to Mr. Neuhauser on behalf of the proponents. If the Staff would like any further information from Apache regarding this matter, please contact me at the above address, by telecopy at 713-296-6481, or by telephone at 713-296-6530.

Very truly yours,

Jeffrey B. King
Corporate Counsel

cc: Paul M. Neuhauser, Esq.

EXHIBIT B

OIL AND GAS INDUSTRY FACES RECORD NUMBER OF GLOBAL WARMING SHAREHOLDER RESOLUTIONS AT WIDER RANGE OF FIRMS

New York State, New York City, Maine and Connecticut Pension Funds Join Religious, Other Filers; Focus of Resolutions Widens to Include Smaller "Independents" Facing Even More Risk.

BOSTON///February 26, 2004///The oil and gas industry faces a record number of global warming shareholder resolutions in 2004, with an expansion of such proxy measures to smaller independents. State, city, religious and other institutional shareholders have filed **13** resolutions requesting risk disclosure and plans to reduce greenhouse gas emissions with 10 oil and gas companies, 5 of which are facing questions on the issue for the first time. In addition to targeting household names such as ExxonMobil and ChevronTexaco, the shareholders have broadened their concern to smaller, independent exploration and production companies, such as Devon and Apache. These companies, the shareholders say – which only drill for and produce oil and gas and are not diversified with distribution or retail operations – are even more vulnerable to regulatory- or market-based limits on carbon dioxide emissions worldwide.

One or more resolutions have been filed at each of the following North American oil and gas companies: ExxonMobil (**NYSE: XOM**); ChevronTexaco (**NYSE: CVX**); Marathon (**NYSE: MRO**); Anadarko (**NYSE: APC**); Apache (**NYSE: APA**); Devon (**AMEX: DVN**); Imperial (**AMEX: IMO**); Petro Canada (**NYSE: PCZ**); Unocal (**NYSE: UCL**); and Valero (**NYSE: VLO**). Shareholders are also in dialogue with ConocoPhillips (NYSE:COP) and Occidental (NYSE:OXY) regarding their climate change policies as a result of resolutions filed in the last two years.

The shareholder filers, collectively representing over $250 billion in assets, include four state and city pension funds, a foundation, socially responsible investment firms, and a number of religious pension funds associated with the Interfaith Center on Corporate Responsibility (ICCR), a coalition of 275 religious institutional investors that helped coordinate the filings. The resolution filings also were coordinated in part by CERES, a coalition of investors (including many of those involved in the filings) and environmental groups that has been active in promoting investor awareness of global warming risks. The news event today announcing the record number of 2004 shareholder resolutions was made possible by the nonprofit Civil Society Institute of Newton, Massachusetts.

Proxy measures were filed by American Baptist Churches, Boston Common Asset Management, Christian Brothers Investment Services, Inc., Domini Social Investments, Ethical Funds, General Board of Pension and Health Benefits of the United Methodist Church, Nathan Cummings Foundation, the New York State Common Retirement Fund, Province of St. Joseph of the Capuchin Order, Sisters of St. Dominic of Caldwell, NJ, State of Connecticut Retirement Plans and Trust, State of Maine Trust Funds, Trillium Asset Management, and Walden Asset Management.

Alan Hevesi, Comptroller, State of New York and Sole Trustee of New York State Common Retirement Fund, said: **"As sole trustee of the nation's second largest public pension fund, it is my fiduciary responsibility to consider all long-term investment risks, including those associated with the proliferation of greenhouse gases. The fact is that sound environmental policy translates directly into sustainable long-term profits. This is the first climate change related resolution we have filed, and I believe it's going to become a major issue for institutional investors."**

Patricia Daly, Director, Tri-State Coalition for Responsible Investment, and a founder of Campaign ExxonMobil said: **"For too long, Exxon has been able to lead the charge in questioning the science of global warming and ducking the fact that the world is moving to limit carbon dioxide emissions and oil companies will be affected. Questioning a broader segment of the industry will only help push the U.S. supermajors to read the writing on the wall and act in the best interests of their shareholders."**

Bill Thompson, Comptroller, City of New York, said: **"These oil and gas companies have not taken the issue of global warming seriously and have not planned alternative strategies. We have a fiduciary responsibility to ensure that long-term investors will not be harmed by these shortsighted business decisions. Institutional investors like ourselves have historically led the charge in raising social and environmental issues that affect the bottom line, and we are doing it again."**

Dale McCormick, Treasurer, State of Maine, said: **"Once companies and their investors are made aware of a risk or a trend that requires clear business strategy, it is a breach of our fiduciary responsibility to ignore it. The U.S. oil industry's inattention to this issue borders on corporate scandal. I am proud to be one of the questioners from the investment world."**

Most of the resolutions seek reports on how the companies in question are responding to and preparing for rising regulatory and competitive pressures to reduce greenhouse gas emissions. Oil supermajors ExxonMobil and ChevronTexaco also received resolutions requesting a report on the companies' efforts to invest in renewable energy (similar resolutions received record votes of 21 percent and 32 percent, respectively, last year). Shareholders also filed a resolution with ExxonMobil requesting full disclosure of the science supporting the company's policies on climate change.

The resolutions come at a time of growing investor demand for information on how heavy-emitting sectors are planning for coming constraints on carbon emissions. The electric power sector has received similar resolutions, with giants American Electric Power and Cinergy recently agreeing to shareholder requests by promising reports on how they are responding to rising pressure to reduce their emissions.

Resolutions with the oil industry in the last few years have already begun to yield change. Last year's resolution at ConocoPhillips spurred the company's board to create a strong climate change policy. ChevronTexaco established a policy that included assuming a price per ton of carbon when assessing new projects, a practice in place at foreign competitors BP and Shell Oil.

The comptrollers and treasurers were part of issuing an investor "Call to Action" at the Institutional Investor Summit on Climate Risk convened by CERES at the United Nations in November, 2003, demanding better disclosure and certainty on climate policy from companies, Wall Street fund managers, the Securities and Exchange Commission, and policymakers. Their involvement in the oil industry filings came as a result of that pledge.

Andrew Logan, Oil Industry Analyst, CERES, said: **"The disparity of preparedness among the companies is disturbing. All oil companies essentially operate in the same global markets and are susceptible to the same emerging regulatory structures around the world – yet many of these companies seem relatively uninformed about the issue and how it could affect prices. It seems that U.S. intransigence on global warming has translated into insularity that puts U.S. companies at serious risk."**

CONTACT: Nicole St. Clair, CERES, (617) 247-0700 x. 20 or stclair@ceres.org; Stephanie Kendall, for Civil Society Institute, (703) 276-3254 or skendall@hastingsgroup.com.

Editor's Note: A streaming audio replay of today's news event will be available on the Web after 6 p.m. EST on February 26, 2004 at http://www.ceres.org/newsroom/press/oil_gas_reso.htm.

###

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164   Email: pmneuhauser@aol.com

March 8, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
       Office of the Chief Counsel
       Division of Corporation Finance

Re: Shareholder Proposal Submitted to Apache Corporation

Via fax

Dear Sir/Madam:

The General Board of Pension and Health Benefits of the United Methodist
Church, Trillium Asset Management (on behalf of one of their clients), Boston Common
Asset Management (on behalf of one of their clients), Walden Asset Management,
Domini Social Investments, The Needmor Foundation and Ethical Funds, Inc. (who are
collectively referred to hereinafter as the "Proponents") have submitted a shareholder
proposal concerning climate change to Apache Corporation (hereinafter referred to either
as "Apache" or the "Company"). (The Proponents' shareholder proposal is hereinafter
sometimes referred to as the "Proposal".) On December 29, 2003, Apache wrote to the
Commission requesting a no-action letter with respect to the Proponents' shareholder
proposal claiming that it was excludable on ordinary business grounds (Rule 14a-8(i)(7)).
On January 31, 2004, the undersigned submitted a letter in opposition to Apache's
request. On February 6, 2004, the Staff opined that Rule 14a-8(i)(7) was inapplicable to
the Proponents' shareholder proposal. On March 4, 2004, Apache wrote to the
Commission (the "March 4 letter") requesting that it reconsider the denial of the

Company's no-action request based upon a press release purportedly issued by the Proponents.

I have reviewed the Proponents' shareholder proposal, as well as all of the letters sent to the Commission by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it remains my opinion that the Proponents' shareholder proposal must be included in Apache's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The Proposal calls for the Company to report on "how the company is responding to rising regulatory, competitive and public pressure to significantly reduce GHG [Greenhouse gas] emissions".

RULE 14a-8(i)(7)

The Company's argument is fatally flawed in at least six respects:

1

The Company claims that the Press Release (its Exhibit B, hereinafter referred to as the "Press Release") was issued by the Proponents. (See, for example, the opening sentence of the first full paragraph on page 2 of the March 4 letter: "the proponents' very own press release"; the next to last sentence, explaining the reason for the request for reconsideration, of the opening paragraph of the March 4 letter: "requesting reconsideration primarily because of comments in a press release issued by the proponents".)

The Press Release was not issued by the Proponents.

It was jointly issued by CERES and the Civil Society Institute. (See the "contact" information at the conclusion of the press release, as well as the Web reply site.)

2.

Although the Company quotes three persons in its letter of March 4 (The Comptroller of the State of New York, the Comptroller of the City of New York and the Treasurer of the State of Maine), not one of them is a sponsor of the Proponents' shareholder proposal.

Furthermore, the Press Release quotes five persons (the Comptroller of the State of New York, the Comptroller of the City of New York, the Treasurer of the State of Maine, Sister Pat Daly and Andrew Logan of Ceres). Not one of them is a sponsor of the Proponents' shareholder proposal. (Sister Pat Daly is listed as "Director of the Tri-State

2

Coalition for Responsible Investments", none of whose members is a sponsor of the proposal, as well as "a founder of Campaign ExxonMobil", which is also not a sponsor.)

We fail to understand in what way quotations from persons who are not sponsors of the Proposal are relevant to the meaning of the Proposal.

3.

At the press conference itself, there were five speakers. They were Sister Pat Daly, Bill Thompson (the Comptroller of the City of New York, and chief investment officer of the five New York City pension funds, with assets of more than $80 billion), Julie Gresham (on behalf of Alan Hevesi, the Comptroller of the State of New York and Sole Trustee of the $118 billion state pension fund), Dale McCormick (the Treasurer of the State of Maine, sole trustee of the State of Maine Trust Fund, and a member of the board of trustees of the $8 billion Maine State Retirement System) and Phil Angelides (Treasurer of the State of California, a board member of both CALPERS and CALSTRS, with total assets of $250 billion).

Not one of the institutions represented by these five speakers is a sponsor of the Proposal.

In addition, there were four "experts" on hand to help in the question and answer period. They were Andrew Logan (of CERES), Carolyn Williams (chief financial and investment officer of the Nathan Cummings Foundation), Donald Kirchbaum (representing the Treasurer of the State of Connecticut) and Steven Heim of the Boston Common Asset Management. They made no statements, but were available to assist in answering questions posed by those attending (listening to) the Press Conference. Boston Common Asset Management, acting not for itself, but on behalf of one of its clients, was one of the institutions that submitted the proposal to Apache. Except as noted immediately below, Steven Heim did not participate in the proceedings and certainly was not responsible for any statements made by the speakers, by CERES, or by the Press Release.

The sole participation by Mr. Heim was (i) to note that there had been conversations with Apache, and to express his hope that the Company will agree with "some of the things asked for in the resolution", and if not, his hope for a good vote; and (ii) to comment as follows as to what the proponents were requesting the companies to do: "To disclose and report on what they are doing. We are not asking them to say how good their environmental performance is or other such things. We are pretty specific of what we are asking of the companies . . ."

In short, even if the Press Release and press conference were deemed to be relevant, which they are not, the Proponents are in no way bound by, or responsible for, those events, and consequently those events have no bearing whatsoever to the question of the applicability of Rule 14a-8(i)(7) to the Proposal.

We believe that the facts set forth in the three previous sections prove conclusively that nothing quoted in the Company's March 4 letter, nothing in the Press Release and nothing said at the press conference is in any manner, shape or form relevant to the application of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

Nevertheless, in the interests of overkill, it is worth pointing out that the Staff does not (except from time to time under (i)(4)) look to the motives of the proponents as opposed to what the shareholder proposal actually says. Indeed, even under (i)(4), the Commission has stated (with respect to its predecessor, (c)(4)) that the exclusion is not available to exclude proposals "in which a proponent was personally committed or intellectually and emotionally interested" and in the 1983 revisions of Rule 14a-8 amended the proposed re-wording of the Rule in an attempt to exclude such an interpretation of (i)(4). (See 34-20091, August 16, 1983.) See also *Sprint Corporation* (February 1, 2002).

A fortiori, the motives and beliefs of the proponents, including whether they deem environmental risks to be important, are wholly irrelevant. To rule otherwise would require the Staff to make subjective determinations of motive based on little except conjecture, a task for which they (or most anyone) are little suited. Consequently, in applying Rule 14a-8(i)(7), the Staff has never inquired into the motivation behind the wording of the proposal (e.g. whether a proposal to report on GHG emissions is "really" motivated by a desire to have all GHG emissions banned).

The application of Rule 14a-8(i)(7) to a proposal can be determined only by examining the four corners of the document.

5.

The Company points out that the Press Release refers to such matters as "long term investment risk", "sustainable long-term profits", "fiduciary responsibility", "bottom line" and "risk or a trend that requires clear business strategy". Our response is, "so what". These are precisely the matters about which shareholders are, and should be, concerned. If their use in argumentation for a shareholder proposal were to be deemed improper, then almost all shareholder proposals would be excludable under (i)(7), including almost all proposals concerning corporate governance since the reason for the concern about structure is that poor governance practices will ultimately lead to poor profit performance.

6.

Finally, the Company seems to think that the reason that (i)(7) was deemed applicable in the *Xcel* no-action letter was because the proponents were concerned about risk. We would venture to assert that virtually all proponents are concerned about risk. The fatal flaw in *Xcel* was not that the proponents were concerned about risk, but that

they asked the registrant to compare the present cost of a given course of action with the speculative future costs of an alternative cause of action. Such an evaluation is what management is paid to perform, and to request it is to invoke the "ordinary business" doctrine. No such evaluation is requested by the Proponents who are instead requesting information on the Company's current response to societal pressures to reduce GHG emissions.

For the foregoing reasons, the Staff should deny Apache's request to reconsider its decision of March 4, 2004, with respect to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's request for reconsideration. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jeffrey B. King, Esq.
    Vidette Bullock Mixon
    Shelly Alpern
    Steve Heim
    Adam Kanzer
    Tim Smith
    Robert Walker
    Daniel Stranaham
    Sister Pat Wolf

To: Grau Lee
SEC
202-942-9555

From: Paul M. Neuhause

Re: Apache Corporation's request for reconsideration

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